UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC
Mail Process
Section

FEB AN

Washington
406



17005622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/16___ AND ENDING___12/31/16___

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4800 I-55 North, Suite 21

Jackson, MS 39211   (No. and Street)

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___C.Brooks Mosley___   ___601-368-3500___

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HORNE CPAs

1020 Highland Colony Parkway, Suite 400 (Name – if individual, state last, first, middle name)
Ridgeland, MS39157

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>C. BROOKS MOSLEY</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Ballew Investments, Inc.</u> , as of <u>12/31</u> , 20<u>16</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

<u>Pres - Financial OPerations Officer</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ballew Investments, Inc.

Financial Statements and

Reports of Independent Registered Public Accounting Firm

Year Ended

December 31, 2016

Ballew Investments, Inc.

December 31, 2016



HORNE

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have audited the accompanying statement of financial condition of Ballew Investments, Inc. (the "Company") as of December 31, 2016, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information required by the Securities and Exchange Commission ("SEC") Rule 17a-5 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horne LLP

Ridgeland, Mississippi
February 17, 2017

Ballew Investments, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 127,463
Deposit with clearing firm or broker	25,000
Commissions receivable	33,655
	$ 186,118

Liabilities and Stockholder's Equity
Liabilities

Accounts payable and accrued expenses	$ 23,644
Due to affiliate	5,606
	29,250

Stockholder's Equity

Common stock, $.01 par value	
Authorized - 1,000,000 shares	
Issued and outstanding - 10,000 shares	100
Additional paid-in capital	84,900
Retained earnings	71,868
	156,868
	$ 186,118

See Notes to Financial Statements

Ballew Investments, Inc.
Statement of Operations
Year ended December 31, 2016

Revenues

Commission and fee income	$ 356,065
Interest income	180
	356,245

Expenses

Commissions	$ 12,653
Production compensation	132,116
General and administrative	181,689
	326,458

Income Before Income Taxes	29,787
Income Tax Expense	5,606
Net Income	$ 24,181

Ballew Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2016	$ 100	$ 84,900	$ 47,687	$ 132,687
Net income	-	-	24,181	24,181
Balance at December 31, 2016	$ 100	$ 84,900	$ 71,868	$ 156,868

Ballew Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2016	$ 100	$ 84,900	$ 47,687	$ 132,687
Net income	-	-	24,181	24,181
Balance at December 31, 2016	$ 100	$ 84,900	$ 71,868	$ 156,868

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2016

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments , Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance, variable annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United Sates, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Recognition of Commissions and Fee Income
Commission income on variable life insurance and annuity products is recognized as revenue when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings
The Company had no borrowings under subordination agreements at December 31, 2016.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
At December 31, 2016, the Company's cash accounts did not exceed the federally insured limits.

Subsequent Events
Subsequent events have been evaluated through February 17, 2017, which is the date the financial statements were issued. Management has determined that no disclosure is required.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2016

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregated indebtedness change daily. At December 31, 2016, the Company's aggregate indebtedness to net capital was 0.187 to 1.

The net capital requirement at December 31, 2016, follows:

Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000
Net capital computed using regulatory agency requirements	$ 156,716
Excess net capital	$ 151,716

Note 3: Income Taxes

The Company, for income tax purposes, is included in the consolidated tax return of its affiliated group. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income reported in the financial statements (separate return method).

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2013.

The provision for income taxes for 2016 consists of the following.

Federal	$ 4,267
State	1,339
	$ 5,606

The Company's actual income tax expense differs from income tax expense at the statutory rate due to graduated tax rates.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2016

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Pursuant to an expense allocation agreement between the Company and Security Ballew, the Company's financials statements reflect the allocation of costs incurred for occupancy, operations, administrative support and management salaries. The allocations are based on systematic methodologies that consider the number of employees and usage factors. For the year ended December 31, 2016, the Company recorded expenses totaling $102,450 under this agreement, which is included in general and administrative expense in the accompanying statement of operations.

Security Ballew tracks compensation paid to the account executives on a company-specific basis and allocates the cost to the respective company. The Company recognized production compensation expense for 2016 of $132,116, as a result of this allocation.

At December 31, 2016, the Company has a payable to Security Ballew of $5,606 relating to the Company's share of income taxes.

Note 5: Commitments and Contingent Liabilities

Under terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Ballew Investments, Inc.

Supplementary Information Required by the

Securities and Exchange Commission (SEC) Rule 17a-5

December 31, 2016

Ballew Investments, Inc.
Schedule I - Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2016

Net Capital

Total stockholder's equity from statement of financial condition	$ 156,868
Other deductions	(152)
Net capital	$ 156,716

Aggregate Indebtedness

Total aggregate indebtedness from statement of financial condition	$ 29,250

Computation of Basic Net Capital Requirement

Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000

Excess Net Capital	$ 151,716

Ratio: Aggregate Indebtedness to Net Capital	0.187

No differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2106. Therefore, no reconciliation of the computation is deemed necessary.

Ballew Investments, Inc.

Schedule II - Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
Year ended December 31, 2016

The Company is not required to file the above schedules, as it has claimed exemption from the Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.



HORNE
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Ballew Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Horne LLP

Ridgeland, Mississippi
February 17, 2017

Ballew Investments, Inc.

Exemption Report

Year ended December 31, 2016

Ballew Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2) (ii)]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, C. Brooks Mosley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

President

February 17, 2017